UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Director/PDMR Shareholding

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIME

February 20, 2024

On February 13, 2024, Shell plc (the “Company”) was informed by Jane Holl Lute, a Person Discharging Managerial Responsibilities (“PDMR”), that following her share purchase on February 11, 2022, her broker allocated her shareholding for a Dividend Reinvestment Scheme (“Scheme”). Shares were subsequently purchased on the payment of each dividend since February 11, 2022, pursuant to the Scheme, without any active involvement by Mrs Lute at the time of those purchases. Mrs Lute recognises the need for vigilance on these matters and to remove the need to notify small trades of this nature going forward, Mrs Lute has removed her shareholding from this Scheme. The transactions provided below outline the shares purchased under this Scheme whilst Mrs Lute was a participant.

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Jane
Last Name(s)	Holl Lute
2. Reason for the notification
Position/status	Non-executive Director
Initial notification/amendments	Initial Notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	American Depository Shares (SHEL) (1 ADS is equal to 2 ordinary shares)
Identification Code	GB00BP6MXD84
Nature of the transactions	Purchase of shares
Currency	USD
Price	(Price for each trade provided in breakdown below)
Volume	Total 262 ADS (see breakdown below)
Total	$15,241.48
Aggregated information: Trade was undertaken on different dates as part of a Dividend Reinvestment Scheme.
Date of Transactions	Volume	Price	Total
29 March 2022	23 ADS	$53.07	$1,200.48
28 June 2022	32 ADS	$53.14	$1,713.31
21 September 2022	33 ADS	$52.98	$1,729.43
20 December 2022	31 ADS	$56.19	$1,745.75
28 March 2023	36 ADS	$56.24	$2,025.48
27 June 2023	34 ADS	$59.93	$2,046.19
19 September 2023	36 ADS	$65.44	$2,378.39
21 December 2023	37 ADS	$65.57	$2,402.45
Place of Transactions		New York

Anthony Clarke
Deputy Company Secretary

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State.

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: February 20, 2024	/s/ Caroline Omloo
Caroline Omloo
Company Secretary